SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 25049

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              EQUIDYNE CORPORATION
                                (NAME OF ISSUER)

                     COMMON STOCK, PAR VALUE $.10 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   29442R105
                                 (CUSIP NUMBER)

                            MR. JEFFREY B. WEINRESS
                            C/O EQUIDYNE CORPORATION
                      11770 BERNARDO PLAZA CT., SUITE 351
                           SAN DIEGO, CALIFORNIA 92128
                                 (858) 451-7001
   (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES
                               AND COMMUNICATIONS)

                                JANUARY 14, 2003
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION THAT IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS SCHEDULE BECAUSE OF SS.SS.240.13D-1(E), 240.13D-1(F) OR 240.13D-1(G), CHECK THE FOLLOWING BOX [ ].

NOTE: SCHEDULES FILED IN PAPER FORMAT SHALL INCLUDE A SIGNED ORIGINAL AND FIVE COPIES OF THE SCHEDULE, INCLUDING ALL EXHIBITS. SEE SS.240.13D-7 FOR OTHER PARTIES TO WHOM COPIES ARE TO BE SENT.

*THE REMAINDER OF THIS COVER PAGE SHALL BE FILLED OUT FOR A REPORTING PERSON'S INITIAL FILING ON THIS FORM WITH RESPECT TO THE SUBJECT CLASS OF SECURITIES, AND FOR ANY SUBSEQUENT AMENDMENT CONTAINING INFORMATION WHICH WOULD ALTER DISCLOSURES PROVIDED IN A PRIOR COVER PAGE.

THE INFORMATION REQUIRED ON THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED TO BE "FILED" FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 ("ACT") OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT (HOWEVER, SEE THE NOTES).

                                  SCHEDULE 13D

CUSIP No. 29442R105
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1)       NAMES OF REPORTING PERSONS
         I.R.S.   IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Marcus R. Rowan

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2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (SEE INSTRUCTIONS)
         (a) [ ]
         (b) [ ]
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3)       SEC USE ONLY

--------------------------------------------------------------------------------
4)       SOURCE OF FUNDS (SEE INSTRUCTIONS)
         OO

--------------------------------------------------------------------------------
5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

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6)       CITIZENSHIP OR PLACE OF ORGANIZATION
         USA

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                      7)      SOLE VOTING POWER
                                     948,300
                      ----------------------------------------------------------
NUMBER OF             8) SHARED VOTING POWER
SHARES
BENEFICIALLY                        0
OWNED BY              ----------------------------------------------------------
EACH                  9)      SOLE DISPOSITIVE POWER
REPORTING                           948,300
PERSON WITH           ----------------------------------------------------------
                      10) SHARED DISPOSITIVE POWER
                                    0

--------------------------------------------------------------------------------
11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  948,300

--------------------------------------------------------------------------------
12)      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (SEE INSTRUCTIONS)

--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  6.0%

--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                  IN

--------------------------------------------------------------------------------

This statement is filed by Marcus R. Rowan with the U.S. Securities and Exchange Commission on January 31, 2003.

ITEM 1. SECURITY AND ISSUER.

This Statement relates to the common stock, par value $.10 per share (the "Common Stock"), of EQUIDYNE CORPORATION (the "Company"). The Company's principal executive offices are located at 11770 Bernardo Plaza Ct., San Diego, California 92128.

ITEM 2. IDENTITY AND BACKGROUND.

(a)-(c) This Statement is filed by Marcus R. Rowan. Mr. Rowan has a principal place of business and principal office at c/o EQUIDYNE CORPORATION, 11770 Bernardo Plaza Ct., Suite 351, San Diego, California 92128. Mr. Rowan is a director and Chief Executive Officer of the Company.

(d)-(e) Mr. Rowan has not during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining him from future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Rowan is a United States citizen.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On January 14, 2003, Mr. Rowan was granted an option to purchase 450,000 shares of Common Stock at $0.34 per share, pursuant to the Company's 2002 Long-Term Incentive and Share Award Plan. 225,000 of the options became exercisable on January 14, 2003 and 18,750 more of the options become exercisable each month beginning February 14, 2003 through January 14, 2004. In addition, on December 28, 2001, Mr. Rowan was granted an option to purchase 750,000 shares of Common Stock at $0.86 per share pursuant to his Employment Agreement, dated December 28, 2001, 75,000 of which were exercisable at date of grant and 22,500 more of these options became exercisable each month beginning January 1, 2002. Mr. Rowan was granted options in August 1999 and March 2000, to purchase 50,000 and 75,000 shares of Common Stock, respectively, in relation to his service as a director of the Company. Mr. Rowan also holds 148,300 shares purchased on the open market.

ITEM 4. PURPOSE OF THE TRANSACTION.

Mr. Rowan, who serves as Director and Chief Executive Officer of the Company has acquired certain of the shares over time as an investment and other shares and options as incentive compensation. Mr. Rowan has no plans, in his capacity as an individual investor which relate to or which would result in:

(a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the Board of Directors of the Company or management of the Company; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions that might impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

In his capacity as a Director or as Chief Executive Officer of the Company, Mr. Rowan may, from time to time, have a role in formulating plans which relate to or would result in any of the foregoing actions, which would be disclosed by the Company as required under applicable law. Mr. Rowan has no such plans in his capacity as an investor.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) Mr. Rowan beneficially owns (as defined by Rule 13d-3 under the Act) 948,300 shares, or 6.0% of the shares of Common Stock outstanding as of January 30, 2003. 800,000 of such shares are issuable pursuant to presently exercisable options under the Company's stock option plans. 148,300 of such shares are owned and held as a personal investment.

(b) Mr. Rowan has sole voting and dispositive power over 948,300 shares of Common Stock.

(c) Not applicable

(d) Not applicable.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
        RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         None.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

         None.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 31, 2003
                                             /s/ Marcus R. Rowan
                                             -----------------------------
                                             Marcus R. Rowan